

MAIL STOP 3561

March 12, 2010

Ms. Margrit Eyraud, CEO
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, California 91605

> **Re:** **Marani Brands, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed on October 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed on November 16, 2009**
>
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed on February 16, 2010**
>
> **File No. 333 -123176**

Dear Ms. Eyraud:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Executive Compensation, page 17

1. Please revise this section to comply with Item 402(m) through (r) of Regulation
    S-K.

Security Ownership of Certain Beneficial Owners and Management, page 17

2. Purell Partners would appear to be a beneficial owner required to be disclosed
    under Item 403 of Regulation S-K. Please revise.

3. Please disclose the natural persons who are beneficial owners of the shares held
    by the entities listed as principal shareholders. See Item 403, Instruction 2 for the
    definition of beneficial owner.

Certain Relationships and Related Transactions, Director Independence, page 19

4. Please describe the transactions with Purell Partners as required by Item 404 of
    Regulation S-K.

Exhibits

5. We are unable to locate the document described as Exhibit 3.3. Please file the
    missing exhibit. Please also file as exhibits the documents related to notes
    payable referenced in note 8 to the financial statements and the consulting
    agreements with Purell and Continental and the severance agreement referenced
    in note 11 to the financial statements.

6. We note that the merger agreement attached as Exhibit 2.1 is not executed. Please
    file an executed merger agreement in your amended report.

Form 10-Q for Quarterly Period Ended September 30, 2009

Results of Operations . . ., page 4

7. Please explain the "cancellation of 1,635,000 shares," naming the parties involved
    and explaining the legal basis for such cancellation. Please disclose whether or
    not these shares have been returned to the registrant. If they have not, please
    explain why you believe these shares are cancelled and disclose the effects of the

cancellation. Further, we note additional share and warrant cancellations disclosed in Note 12 of the financial statements. Please explain why these securities cancellations are subsequent events since they were previously reported as subsequent events in the 2009 Form 10-K.

Exhibits

8. Please provide copies of the new Eyraud employment agreement dated August 1, 2009 and the July 28, 2009 note.

Form 10-Q for the Quarterly Period Ended December 31, 2009
Consolidated Statements of Operations, page F-3

9. We refer you to the Purell warrant and share cancellation disclosed on page F-17. Please clarify the circumstances which common shares were originally issued. In this regard, explain whether shares were issued in connection with the reverse merger, as disclosed on page F-13, or whether shares were issued in connection with the $10 million equity financing as disclosed on page F-17.

10. You also disclose cancelling 21,297,309 common shares issued to Purell on May 30, 2009. Please tell us why the statement of stockholders' equity (deficit) in the Form 10-K as of June 30, 2009 presents 11,658,044 total common shares issued during the year, or revise your disclosure as applicable.

11. We note you also disclose cancelling 10 million warrants issued to Purell and 3,890,000 warrants issued to Continental Advisors in December 2009. Please tell us how you reflect these cancellations in your financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Results of Operations for the Six Months Ended December 31, 2009 Compared to June 30, 2009, page 5

12. Please revise management's discussion to more fully describe the dollar amounts for the respective share and warrant cancellations recorded during the comparative periods. It appears the current discussion has not been updated from the previous Form 10-Q for the three month period ended September 30, 2009.

Ms. Margrit Eyraud
Marani Brands, Inc.
March 12, 2010
Page 4

Closing comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Brian McAllister at (202) 551-3341. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me at (202) 552-3790, who supervised the review of your filing.

                                Sincerely,

                                John Reynolds
                                Assistant Director